Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 26, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ..X...         Form 40-F  ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  .....        No  ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On November 26, 2004, China Life Insurance Company Limited issued an announcement, copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated November 25, 2004

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited (Registrant)

	By:	/s/ Miao Fuchun
(Signature)
	Name:	Miao Fuchun
Date: November 26, 2004	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

This announcement is made to publish the information on the unaudited accumulated premiums income of the Company released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The unaudited accumulated premiums income of the Company for the period from 1 January 2004 to 31 October 2004 was about RMB131.3 billion. The figure is released on CIRC’s website at www.circ.gov.cn.

The above information on premiums income is unaudited and prepared in accordance with PRC Generally Accepted Accounting Practice (“GAAP”) which is different from Hong Kong GAAP adopted by the Company in the preparation of its financial statements.

By Order of the Board of Directors
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors: Wang Xianzhang, Miao Fuchun

Non-executive directors: Wu Yan, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 25 November 2004